Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

CHANGE OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

The board (the “Board”) of directors (the “Directors”) of Ascentage Pharma Group International (the “Company”) announces that the principal place of business of the Company in Hong Kong has been changed to Unit 906, 9/F., Haleson Building, 1 Jubilee Street, Central, Hong Kong with effect from April 1, 2026.

By order of the Board
Ascentage Pharma Group International Dr. Yang
Dajun
Chairman and Executive Director

Suzhou, People’s Republic of China, April 1, 2026

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei and Dr. David SidranskyNote2 and Ms. Marina S. Bozilenko and Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.

Notes:

1.	Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements.

2.	Dr. David Sidransky is the Lead Independent Non-Executive Director of the Company.